                                   EXHIBIT 3

                                   AGREEMENT
                                   ---------

     THIS AGREEMENT is made and entered into as of May 12, 1999, by and among THE PANDA PROJECT, INC., a Florida corporation (the "Company"), HELIX (PEI) INC., a Prince Edward Island, Canada corporation ("Helix"), and SILICON BANDWIDTH, INC., a Delaware corporation ("SBI").

     WHEREAS, Helix holds the three promissory notes (the "Notes") payable to it by the Company described below:


          Principal Amount         Date of the Note
          ----------------         ----------------

          US$750,000               May 28, 1998
          US$1,000,000             June 22, 1998; and
          US$250,000               July 17, 1998

     WHEREAS, the Notes are in default and the parties desire to provide for the actions described in this Agreement in order to settle the default;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto do hereby agree as follows:

     1. Initial Payment and Accrued Interest Forgiveness. Upon the closing of the acquisition of certain assets of the Company by SBI (the "Closing"), SBI will pay $1,000,000 to Helix, with such payment being applied solely toward principal on the Notes. In consideration of such payment and the issuance of Panda common stock to Helix pursuant to the Letter Agreement attached as Exhibit A, Helix hereby forgives and irrevocably releases Panda from payment of all accrued interest on the Notes remaining unpaid as of the date of such payment of $1,000,000.

     2. Forbearance. Helix agrees that all of the accrued and unpaid interest and principal amount of each of the Notes shall be due and payable in eleven payments. The first ten payments will be in the amount of $100,000 each and are due on the first day of each of the first ten months following the Closing. Helix will apply these ten payments first toward accrued and unpaid interest and then principal on the Notes. The eleventh and final payment will be in an amount equal to all unpaid principal and interest outstanding on the Notes and will be due on the first day of the eleventh month following Closing. Helix agrees that, as a result, the Notes are no longer in default. Interest on the Notes shall accrue at a rate of 6% per annum from the Closing until the Notes are repaid. Immediately after execution of this Agreement, Helix agrees to mark each of the Notes as follows: "This Promissory Note has been modified and amended by that certain Agreement dated as of May 12, 1999, by and between Payor, Payee and Silicon Bandwidth, Inc."

      3. Release of Security Interest. On the Closing Date, Helix agrees to release its security interest in all royalties and fees arising from the use or license of the Collateral as defined in that certain Intellectual Property Security Agreement dated as of May 28, 1998 between Helix and the Company and that certain Intellectual Property Security Agreement dated as of June 22, 1998 between Helix and the Company. Helix's remaining security interest in the assets of the Company will be released upon repayment in full of the Notes pursuant to the terms of this Agreement or any promissory notes replacing, or substituted for, the Notes provided for in Section 4 hereof.

      4. Assumption. Helix agrees that the obligation to pay the Notes may, at the Company's option, be assumed, without recourse to the Company, by SBI. In the event of such assumption, Helix agrees to cause SBI to issue a new note in lieu of the Notes, and to return the original of each of the Notes to the Company, marked "Replaced." Except for any different terms or conditions provided for in this Agreement, Helix and SBI agree that such new note will include the same terms and conditions as the Notes, as modified and amended by this Agreement.

      5. Indemnification. The Company, on the one hand, and Helix, on the other hand, shall indemnify the other against any loss, cost or damages (including reasonable attorneys' fees and expenses) suffered or incurred as a result of such party's breach of any representation, warranty, covenant or agreement in this Agreement. The Company shall indemnify Helix against any loss, cost or damages (including reasonable attorneys' fees and expenses) suffered or incurred as a result of Helix's (i) entrance into this Agreement or
(ii) entrance into the Voting Agreement.

      6.    Governing Law; Miscellaneous.

      (a) Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Florida without regard to the principles of conflict of laws.

      (b) Counterparts. This Agreement may be executed in two or more identical counterparts, each or all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other

     (c) Entire Agreement; Amendments. This Agreement, together with the Notes, the Voting Agreements of even date among SBI, the Company and certain Company shareholders, and the letter agreements, supersede all other prior oral or written agreements between Helix, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and contain the entire understanding of the parties with respect to the matters covered therein.

     (d) Termination. If the Closing Date has not occurred by October 31, 1999, this agreement will terminate by written notice by either party, with no continuing obligations of either party.

     (e) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

     IN WITNESS WHEREOF, the Company and Helix have caused this Agreement to be duly executed of the date first written above.

                                        THE PANDA PROJECT, INC.

                                        By
                                           -------------------------------------
                                        Name:  Stanford W. Crane, Jr.
                                        Title: President

                                        HELIX (PEI) INC.

                                        By
                                           -------------------------------------
                                        Name:
                                        Title:


                                        SILICON BANDWIDTH, INC.

                                        By
                                           -------------------------------------
                                        Name:
                                        Title: